Exhibit 1

INCREDIMAIL SIGNS NEW TWO YEAR AGREEMENT WITH GOOGLE

TEL AVIV, ISRAEL – December 27, 2010 - IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), a digital media company  that builds downloadable consumer products, today announced that it has signed a new 2 year agreement with Google.  The new agreement is effective January 1, 2011.

Commenting on the agreement, Mr. Josef Mandelbaum, IncrediMail’s CEO, said “We are very pleased and proud to extend our collaboration with Google, the global search market leader.  The new agreement provides the basis for a more extended relationship and I am looking forward to working closely with Google to grow our existing business with them and to find other areas of cooperation that will further strengthen our partnership.”

“This agreement also marks the beginning of a new era of transparency for consumers.   As we previously announced, part of our new strategy is to create products that are simple, safe and useful and it starts with building trust with our consumer.  As such we fully embrace and support Google’s effort to enhance and protect the user’s experience,” Mandelbaum added.

“Having positively resolved the issue of whether or not Google would renew with us, we are now moving full steam ahead with our growth plans which we believe will establish IncrediMail as a leading digital media company in the consumer personal productivity category.”  concluded Mr. Mandelbaum.

The terms of the new contract are expected to produce results similar to those achieved under the previous contract.

About IncrediMail Ltd.

IncrediMail Ltd. (NASDAQ: MAIL) is a digital media company that builds, acquires and enhances downloadable consumer applications. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software and Magentic, a wallpaper and screensaver software.

Forward-Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, a termination of the agreement with Google at the end of the first year in accordance with its terms, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com